Pioneer Power Solutions, Inc.

400 Kelby Street, 12th Floor

Fort Lee, New Jersey 07024

October 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	Pioneer Power Solutions, Inc.
Registration Statement on Form S-3
Filed on October 20, 2020
File No. 333-249569 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Pioneer Power Solutions, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:30 p.m., Eastern Time, on October 27, 2020, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours,

Pioneer Power Solutions, Inc.

By:	/s/ Nathan J. Mazurek
Nathan J. Mazurek
President and Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Jayun Koo, Esq., Haynes and Boone, LLP